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METLIFE COMPLETES ITS ACQUISITION OF GENAMERICA


AND ITS SUBSIDIARIES

New York, Friday, January 07, 2000 -- Metropolitan Life Insurance Company yesterday completed its acquisition of GenAmerica Corporation, parent company of General American Life and its subsidiaries, for approximately $1.2 billion in cash. With the acquisition, MetLife's assets under management has increased to $404.2 billion, based on September 30, 1999 results.

Under the terms of the agreement, the proceeds from the transaction will be deposited into a special account. Ultimately, the proceeds of this account, after permitted charges, will be distributed to General American policyholders. Policies are not affected by the transaction. Plans are for General American's headquarters to remain in St. Louis.

"I am very pleased to welcome GenAmerica into the MetLife family," said Robert H. Benmosche, Chairman and CEO of MetLife. "The company, with its long-standing, solid reputation in the Midwest and strong distribution system is a perfect complement to MetLife. I am very enthusiastic about the bright future we will share together."

GenAmerica Corporation, headquartered in St. Louis, is a holding company whose operations include General American Life Insurance Company, a leading provider of life insurance and annuities, Reinsurance Group of America, Incorporated (NYSE: RGA), one of the largest life reinsurers in the United States, and Conning Corporation (Nasdaq: CNNG), a leader in managing assets and providing research for the insurance industry. For more information about GenAmerica, please visit the company's Web site at www.genam.com.

Headquartered in New York City since 1868, MetLife is a leading provider of insurance and financial products and services to a broad spectrum of individual and group customers. The company, with approximately $366.6 billion of assets under management as of September 30, 1999, provides individual insurance and investment products to approximately 9 million households in the U.S. In addition, the corporations and institutions that MetLife provides with group insurance and investment products have approximately 33 million employees and members. For more information about MetLife, please visit the company's Web site at www.metlife.com.

Contact:
Karen Eldred
(212) 578-9561